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                             July 20, 2021

       Benjamin S. Miller
       Chief Executive Officer
       Rise Companies Corp.
       11 Dupont Circle NW, 9th Floor
       Washington, DC 20036

                                                        Re: Rise Companies
Corp.
                                                            Post-Qualification
Amendment to Form 1-A
                                                            Filed July 1, 2021
                                                            File No. 024-11149

       Dear Mr. Miller:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment to Offering Statement on Form 1-A

       General

   1. We note your response to comment 2. Please explain to us why this program is not connected to any
offering of securities. We note, for example, that the program indicates that if the invitee
"ultimately make[s] an investment on Fundrise," then such individual will also receive a fee
waiver.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Benjamin S. Miller
Rise Companies Corp.
July 20, 2021
Page 2

      Please contact Ronald (Ron) E. Alper at 202-551-3329 or Erin E. Martin at 202-551-
3391with any questions.



                                                         Sincerely,
FirstName LastNameBenjamin S. Miller
                                                         Division of
Corporation Finance
Comapany NameRise Companies Corp.
                                                         Office of Real Estate
& Construction
July 20, 2021 Page 2
cc:       Mark Schonberger
FirstName LastName